October 5, 2006

Mail Stop 4561

Mr. R. Scott Smith
Chairman, President and Chief Executive Officer
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, Pennsylvania 17604

Re: Fulton Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Forms 10-Q for Fiscal Quarters Ended
March 31, 2006 and June 30, 2006
File Number: 000-10587

Dear Mr. Smith:

We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief